Exhibit 12.2

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$(46,755)	$(89,061)	$(459,507)	$50,953	$49,342
Add: Fixed Charges	46,291	38,522	34,796	32,138	16,598
Add: Amortization of capitalized interest	1,216	1,389	896	594	883
Less: Interest capitalized	(7,207)	(3,103)	(3,879)	(4,347)	(3,284)
Net income (loss), as adjusted	$(6,455)	$(52,253)	$(427,694)	$79,338	$63,539

Fixed Charges:
Total interest expensed	$35,185	$33,368	$30,981	$28,851	$14,130
Amortization of financing costs	10,977	4,981	3,584	3,067	2,322
Estimated interest portion of operating leases	129	173	231	220	146
Total fixed charges	$46,291	$38,522	$34,796	$32,138	$16,598
Dividends on preferred stock(1)	22,266	22,266	22,266	22,191	14,428
Total fixed charges and dividends	$68,557	$60,788	$57,062	$54,329	$31,026

Fixed Charges and Fixed Charge Ratio:
Earnings (deficiency) to fixed charges and preferred stock dividends	$(75,012)	$(113,041)	$(484,756)	$25,009	$32,513
Earnings to fixed charges and preferred stock dividends ratio	—	—	—	1.5x	2.0x

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(1)	Computed as the dividend requirement divided by (1 minus the statutory tax rate).